July 3, 2014

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Gold Standard Ventures Corp. Registration Statement on Form F-3 Filed on June 13, 2014 File No. 333-196751

Ladies and Gentlemen:

Last night, by EDGAR submission, we sent a letter, dated July 2, 2014, responding to the comments in the July 1, 2014 letter from John Reynolds, Assistant Director in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned registration statement and also requesting acceleration of the effectiveness of that registration statement.

Based upon a telephone conversation this morning with a member of the Commission staff, Gold Standard Ventures Corp. is hereby withdrawing the request for acceleration of the effectiveness of the registration statement until further notice from us.

Please contact the undersigned or our U.S. securities counsel Bruce A. Rich should you have any questions with respect to the matters herein.

Very truly yours, By /s/ Richard Silas Name: Richard Silas Title: Corporate Secretary